Exhibit 21.1

Subsidiary Name	Jurisdiction of Incorporation
Compass Minerals Group, Inc.	Delaware
NAMSCO Inc.	Delaware
North American Salt Company	Delaware
Carey Salt Company	Delaware
GSL Corporation	Delaware
Great Salt Lake Minerals Corporation	Delaware
Compass Resources, Inc.	Delaware
Great Salt Lake Holdings, LLC	Delaware
Compass Minerals (Europe) Limited	England and Wales
Compass Minerals (UK) Limited	England and Wales
Salt Union Limited	England and Wales
London Salt Limited	England
Direct Salt Supplies Limited	England
J.T. Lunt & Co. (Nantwich) Limited	England
Minosus Limited*	England and Wales
NASC Nova Scotia Company	Nova Scotia
Compass Canada Limited Partnership	Ontario
Sifto Canada Corp.	Nova Scotia
Compass Resources Canada Company	Nova Scotia
Compass Minerals Canada Inc.	Nova Scotia
Compass Minerals Nova Scotia Company	Nova Scotia

*represents a non-controlled, non-consolidated affiliate